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SEC FILE NUMBER 333-110733

CUSIP NUMBER 16937B109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐ Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☒ Form 10-Q        ☐ Form 10-D         ☐ Form N-SAR        ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China-Biotics, Inc.

Full Name of Registrant

Former Name if Applicable

No. 26, Orient Global Headquarter, Lane 118, Yonghe Road, Zhabei District

Address of Principal Executive Office (Street and Number)

Shanghai, People’s Republic of China, 200072

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China-Biotics, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2012 (the “Form 10-Q”) by the prescribed due date of August 14, 2012 as a result of the Company’s inability to provide audited financial statements for the fiscal year ended March 31, 2012. The Company is unable to provide audited financial statements due to the resignation of it independent auditor, BDO Limited, on June 22, 2011. The Company has retained a new auditor, Weinberg & Company (“Weinberg”), but the audit of the Company’s financial statements for the fiscal years ended March 31, 2012 and March 31, 2011 has not yet been completed.

Until an audit of the Company’s financial statements is completed, the Company will be unable to provide the necessary financial statements to file the Form 10-Q. At this time, the Company cannot predict when it will be in a position to file the Form 10-Q, but it intends to file the Form 10-Q as soon as reasonably practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric Simonson, Blank Rome LLP	(212) 885-5369
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

The Company has not yet filed its Annual Report on Form 10-K for the fiscal years ended March 31, 2012 or March 31, 2011, and it has not yet filed its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2011, September 30, 2011 and December 31, 2011.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until an audit of the Company’s financial statements is completed, the Company is unable to determine whether the earnings statements to be included in the Form 10-Q will reflect any significant change in the Company’s results of operations from the corresponding period for the last fiscal year.

                             China-Biotics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2012	By:	/s/ Song Jinan
Name: Song Jinan Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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